UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUSSER HOLDINGS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

869233106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

E.V. Bonner, Jr., Esq. Executive Vice President, Secretary and General Counsel Susser Holdings Corporation 4525 Ayers Street Corpus Christi, Texas 78415 (361) 884-2463	Copy to: Rod Miller, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York (212) 310-8716
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$2,121,958	$151.30

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and, if applicable, new shares of restricted stock, and cancelled pursuant to this offer. The new option and restricted stock grants have a value of $2,121,958 calculated using the Black-Scholes method based on a price per share of common stock of $10.05, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on May 24, 2010.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $151.30	Filing Party: Susser Holdings Corporation
Form or Registration No.: Schedule TO/005-82148	Date Filed: May 26, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Tender Offer Statement”) filed by Susser Holdings Corporation (the “Company”) with the Securities and Exchange Commission on May 26, 2010 relating to an offer to exchange Eligible Options with an exercise price per share at or above $13.92 held by Eligible Optionholders for new equity grants representing a lesser number of total shares consisting of (i) shares purchasable upon exercise of newly issued stock options  and (ii) in the case of non-executive officer participants only, shares of the Company’s restricted common stock.  This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options and New Shares of Restricted Stock, dated May 26, 2010 (the “Offer to Exchange”), and in the related Election Form, previously filed as Exhibits (a)(1)(A) and (a)(1)(C), respectively, to the Tender Offer Statement.

This Amendment No. 1 is being filed to replace Exhibit (a)(1)(J) to the Tender Offer Statement. The Form of Communication Regarding Final Exchange Calculations being filed as a replacement exhibit to the Tender Offer Statement pursuant to this Amendment No. 1 is a communication that will be distributed to each Eligible Optionholder informing such Eligible Optionholder of the final exchange calculations applicable to such Eligible Optionholder’s Eligible Options.

The information in the Tender Offer Statement and exhibits thereto is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Exchange.

Item 12.	Exhibits

Item 12 of the Tender Offer Statement is hereby amended by replacing the previously filed Exhibit (a)(1)(J) with the following exhibit:

1.           Exhibit (a)(1)(J) Form of Communication Regarding Final Exchange Calculations

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options and New Shares of Restricted Stock, dated May 26, 2010.

(a)(1)(B)*	Form of Communication to Eligible Optionholders.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Notice of Withdrawal.

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Notice of Withdrawal.

(a)(1)(G)*	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(H)*	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(I)*	Form of Reminder Communication to Eligible Optionholders About the Exchange Offer.

(a)(1)(J)**	Form of Communication Regarding Final Exchange Calculations.

(a)(1)(K)*	Form of Cover Email Regarding Stock Option Exchange Program.

(a)(1)(L)*	Form of Stock Option Exchange Program Employee Presentation.

(a)(1)(M)
Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (filed with the Securities and Exchange Commission on March 19, 2010 (SEC File No. 001-33084) and incorporated herein by reference).

(a)(1)(N)
Quarterly Report on Form 10-Q for the quarter year ended April 4, 2010 (filed with the Securities and Exchange Commission on May 14, 2010 (SEC File No. 001-33084) and incorporated herein by reference).

(a)(1)(O)
Definitive Proxy Statement on Schedule 14A for Susser Holdings Corporation’s Annual Meeting of Stockholders (filed wit the Securities and Exchange Commission on April 20, 2010 (SEC File No. 001-33084) and incorporated herein by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Susser Holdings Corporation 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed on January 3, 2010).

(d)(2)
Form of Stock Option Agreement under the Susser Holdings Corporation 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on January 3, 2010).

(d)(3)
Form of Restricted Stock Agreement under the Susser Holdings Corporation 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on January 3, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on May 26, 2010.
**	Filed electronically herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SUSSER HOLDINGS CORPORATION

By:	/S/ E.V. Bonner, Jr.
Name:	EV. Bonner, Jr.
Title:	Executive Vice President, Secretary and General Counsel

Date: June 24, 2010